Exhibit 99.9

January 27, 2012	1155110100-COA-R0002-00

Subject    Letter of Consent

Reference is made to the technical report dated May 25, 2011, entitled “Strange Lake B Zone Resource Model Update” (the “Technical Report”) which the undersigned has prepared in part for Quest Rare Minerals Ltd. (the “Corporation”).

I hereby consent to the inclusion of references to my name and references to, and the extracts from, or summaries of, the Technical Report, in the Corporation’s Annual Information Form dated January 23, 2012 for the fiscal year ended October 31, 2011, which is incorporated by reference in the Annual Report on Form 40-F, including all exhibits, of the Corporation, which is being filed with the United States Securities and Exchange Commission.

Yours very truly,

“Original document signed and

sealed by Paul Daigle, P.Geo.”

Paul Daigle, P.Geo.

Senior Geologist

Tetra Tech WEI Inc.